October 13, 2006

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attn:

Tangela Richter

Donna Levy

Re:

Edgewater Foods International, Inc.

Form SB-2/A

File No. 333-135796

Dear Ms. Richter:

We filed a Registration Statement on Form SB-2 on July 17, 2006.  We filed the first pre-effective amendment thereto on July 20, 2006 and the second pre-effective amendment on October 10, 2006.  We are filing a third pre-effective amendment on this same day.  We hereby request that the Registration Statement be declared effective at 5:00 pm, Eastern Standard Time on Monday, October 16, 2006.

We acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•

The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

/s/	Robert Saunders Robert Saunders, CEO